

Mail Stop 4631

September 28, 2010

via U.S. mail and facsimile

Rong Guangdao, Chairman
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
The People's Republic of China

> **RE:** **Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 10, 2010**
> **Form 20-F/A No. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed July 19, 2010**
> **File No. 1-12158**

Dear Mr. Guangdao:

We have reviewed your response letter dated September 21, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

2. Principal Accounting Policies, page F-14

(a) Basis of consolidation, page F-14
(ii) Associates and jointly controlled entities, page F-15

1. We note the disclosures you intend to include in future filings in response to comment 13 in our letter dated August 26, 2010. Specifically, we note your statement, "…the accounting policies adopted by the associates and jointly controlled entities are similar to those of the Company." Please provide us with a discussion as to how you arrived at this conclusion, as we note that your most significant associate, Shanghai

Secco Petrochemical Company Limited, prepares their consolidated financial statements using the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China rather than IFRS. In addition, please also revise your draft disclosure to clarify that there are no material differences between the accounting policies adopted by your associates and jointly controlled entities and your accounting policies, if correct.

27. Commitments and Contingencies, page F-48

2. We note your response to comment 21 in our letter dated August 26, 2010. In addition to your contingent liabilities related to financial guarantees issued and income tax differences, please also address the need for recognition and/or disclosure of contingent liabilities related to your business operations, such as environmental damage issues, workers' compensation, other lawsuits and/or claims. If you are not a party to any business operations contingencies, please disclose this fact. Please refer to paragraphs 14-30 of IAS 37 for guidance on recognition of provisions and paragraphs 84-92 of IAS 37 for guidance on disclosure requirements and suggestions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Cash
Accounting Branch Chief